UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042) and Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333- 249577).

Other Events

At the annual general meeting of shareholders (“AGM”) held on September 23, 2021, the following resolutions, which were set forth in the notice of AGM dated August 19, 2021, were duly approved and passed by the shareholders of the Company:

1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2021, together with the auditors’ report;

2.

Re-appointment of Grant Thornton Bharat LLP (formerly known as Grant Thornton India LLP) as the auditors of the Company until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022;

3.	Approval of auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2022;

4.	Re-election of Mr. John Freeland as Class III Director of the Company;

5.	Re-election of Ms. Francoise Gri as Class III Director of the Company;

6.	Re-election of Mr. Jason T Liberty as Class III Director of the Company;

7.	Confirmation of appointment of Mr. Timothy L Main as Class I Director of the Company; and

8.

Approval of Directors’ remuneration and other benefits for the period from the AGM until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2022.

Please refer to Annexure I below for details of the voting results.

Annexure I:

Annual General Meeting, Thursday, September 23, 2021

Voting results per resolution

Total number of outstanding ordinary shares (which excludes treasury shares) as of the record date, August 20, 2021: 48,688,583

Resolution Number		For		Against		Abstain		Total Votes Cast
	Adopted/ Rejected	Number of votes	Percentage with respect to total votes cast (%)	Number of votes	Percentage with respect to total votes cast (%)	Number of votes	Percentage with respect to total votes cast (%)	Number of votes	Percentage With respect to total number of outstanding ordinary shares (excluding treasury shares) (%)
1	Adopted	38,064,069	99.7048	32,534	0.0852	80,170	0.2100	38,176,773	78.4101
2	Adopted	37,825,482	99.0798	350,348	0.9177	943	0.0025	38,176,773	78.4101
3	Adopted	38,094,258	99.7839	81,438	0.2133	1,077	0.0028	38,176,773	78.4101
4	Adopted	36,934,425	96.7458	1,241,983	3.2532	365	0.0010	38,176,773	78.4101
5	Adopted	34,507,531	90.3888	3,667,447	9.6065	1,795	0.0047	38,176,773	78.4101
6	Adopted	38,173,565	99.9916	2,841	0.0074	367	0.0010	38,176,773	78.4101
7	Adopted	37,728,214	98.8250	448,167	1.1739	392	0.0010	38,176,773	78.4101
8	Adopted	38,048,457	99.6639	36,685	0.0961	91,631	0.2400	38,176,773	78.4101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2021

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel